Exhibit 99.119

# THE BUSINESS OF GAMING

YE 2020

EnthusiastGaming

**Enthusiast Gaming Holdings Inc.**

(formerly J55 Capital Corp.)

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast Gaming”, or when referenced prior to August 30, 2019, “J55”). The following information should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2020 and 2019, and the notes to those audited consolidated financial statements, all of which are available on Enthusiast Gaming's issuer profile on SEDAR at www.sedar.com.

The date of this management’s discussion and analysis (“MD&A”) is March 22, 2021. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

There are measures included in this MD&A that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly-titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital” and “revenue per view” or “RPV” are non-GAAP measures. Enthusiast Gaming includes these measures because it believes certain investors use these measures and metrics as a means of assessing financial performance and that such measures highlight trends in the Company's financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measures presented in the MD&A are as follows:

i.	“Working capital”, which refers to current assets minus current liabilities; and

ii.	“Revenue per viewer or (“RPV”)” which is measured as the Company’s content and media revenue plus subscription revenue plus certain categories of esports and entertainment revenue including sponsorship and streaming revenue, the sum of which is then divided by the average monthly viewers over the indicated period. In the case of an interim three-month period, the quotient is multiplied by four to produce an annualized figure

Non-GAAP measures should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming Holdings Inc., is a gaming company building the largest community of authentic lifestyle gamers. The Company’s principal business activities are comprised of media, content, esports, and entertainment. The Company’s digital media platform includes approximately 100+ gaming related websites and 1,000 YouTube channels. The Company's gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50 million unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100+ gaming- related websites, including The Sims Resource, Destructoid, and The Escapist, collectively generate over 2 billion page views per quarter. Enthusiast Gaming's talent division works with nearly 1,000 YouTube creators generating over 7 billion views per quarter working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. The Company’s entertainment division owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, in addition to the leading global mobile gaming event, Pocket Gamer Connects. The Company’s esports division, Luminosity Gaming, is a leading global esports organization, managing 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team, and approximately 50 influencers. Between its online digital media properties, its network of partner websites, its video gaming expo, and its esports organization, the Company engages approximately 300 million gaming enthusiasts worldwide monthly. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) under the symbol “EGLX”. The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSX Venture Exchange (the “TSXV”). The registered head office of the Company is 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

J55 was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018 and upon incorporation was classified as a Capital Pool Company, as defined in Policy 2.4 of the TSXV.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, the consolidated financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of the GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a business.

On August 30, 2019, following the closing of the Amalgamation, the Company completed a plan of arrangement with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties common share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). Pursuant to the terms of the Omnia SPA, Blue Any will receive (i) a cash payment of $11,000,000, subject to a customary working capital adjustment and holdbacks, (ii) 18,250,000 common shares of the Company which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan with a face value of $5,750,000, which will bear interest at 9% per annum, compounded annually and payable at maturity, and carries a maturity of 36 months from the acquisition date. The Omnia SPA is accounted for in accordance with IFRS 3 as the operations of Omnia constitute a business.

Enthusiast Gaming has appointed Robb Chase, chief financial officer of Blue Ant, to serve on its board of directors pursuant to a nomination rights agreement entered into in connection with the Omnia acquisition. The nomination rights agreement entitles Blue Ant to nominate a director to the board of directors of Enthusiast Gaming until Blue Ant ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

In connection with the closing of the Omnia acquisition, on August 31, 2020 Enthusiast Gaming completed a share offering issuing 11,500,000 common shares at a price of $1.50 per offered share, for gross proceeds of $17,250,000, which includes the offered shares issued pursuant to the fully exercised over-allotment option. The share offering was underwritten by Canaccord Genuity Corp., as sole bookrunner and co-lead underwriter, with Paradigm Capital Inc., acting as co-lead and Haywood Securities Inc., acting a co-manager. The net proceeds of the offering being $15,609,257 were used to fund in part the Omnia SPA, certain cost related to the Omnia SPA and for general corporate purposes.

The Amalgamation, Acquisition, Arrangement, Steel SPA and Omnia SPA are collectively called the “Mergers and Acquisitions” in the consolidated financial statements for the year ended December 31, 2020. For information relating to the accounting of the Acquisition, Amalgamation, Arrangement, Steel SPA and Omnia SPA, see Note 5 of the consolidated financial statements for the year ended December 31, 2020.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business Overview of Omnia

Omnia’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its External Talent Network, its Owned and Operated Content, as well as through Direct Brand Sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia has three main operating activities:

1.	The External Talent Network relates to the distribution of talent-produced video content on YouTube, where such content is primarily monetized through Google AdSense as well as other platforms such as Snapchat and Facebook and other OTT (over-the-top) and AVOD (advertising-based video on demand) services;

2.	Owned & Operated Content relates to the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms; and

3.	Direct Sales relates to contracting directly with consumer brands to produce custom content and is typically supplemented with paid media for customer activations.

Omnia produces and programs over 30 weekly shows across AVOD and OTT channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and over 7 billion quarterly total video views.

Omnia’s main assets include short form video content, podcasts, and brands related to the Owned & Operated Content brands and channels. These include BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown, Wisecrack, and Best Cod Clips.

Rationale for the Acquisition of Omnia

The Omnia acquisition is expected to provide significant strategic benefits including the following key highlights:

1.	Creates One of the Largest Gaming Media Platforms in North America – The combined entity is expected to be one of the largest gaming media platforms in North America with approximately 100+ web properties, approximately 1,000+ YouTube channels, and approximately 300 million monthly visitors;

2.	Expected Revenue Synergies – Material revenue synergies are expected going forward given the ability to cross-sell talent, content and subscription offerings along with new revenue streams (such as custom content and entertainment offerings);

3.	Expansion into New Distribution Channels – Extension into new distribution channels, including Snapchat, Roku and Samsung. Distribution channels are expected to include, but are not limited to, Snapchat, Twitch, Amazon, Roku, Samsung and Twitter; and

4.	Expected Cost Saving and Synergies – Expected annual cost saving and synergies of approximately $500,000 – $1,000,000 via overhead cost reduction, preferential rates as a result of increased scale and buying power and cost reductions on advertising technology services.

Operational Highlights of the Acquisition of Omnia

The acquisition of Omnia contributes a number of benefits to Enthusiast Gaming, each of which directly enhances Enthusiast Gaming’s core strategy:

1.	More Viewers – Through its digital properties and assets, Omnia generates approximately 7 billion in quarterly views and approximately 90 million in unique monthly visitors. This has created a large portfolio of U.S.-focused advertising inventory which Omnia then monetizes;

2.	More Content – With a production team consisting of ten content creators and animators based out of Los Angeles, Omnia produces approximately 30 gaming shows per week for distribution. The expertise Omnia has developed in the creation and delivery of premium content has been a contributor to their continued growth and remains a competitive advantage moving forward;

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Operational Highlights of the Acquisition of Omnia (continued)

3.	Ad Sales and Subscriptions – Omnia’s track record of creating premium inventory presents a large opportunity for increased monetization via direct sales due to the added ability to meet client demand for video advertising. Selling advertising inventory directly to brands creates additional margin accretion as advertisers can charge a much higher price than traditional programmatic sales. As the number of brand customers increases, this in turn is expected to drive more influencers to Omnia in addition to allowing Omnia to expand into additional revenue generation opportunities such as subscription-based formats and concepts;

4.	New Revenue Streams – Omnia currently has a growing portfolio of Owned & Operated Content including brands such as BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown and Wisecrack. These assets are Owned & Operated Content of Omnia and management of the Company is of the view that they will allow Enthusiast Gaming to introduce additional revenue streams to increase the monetization of assets. In addition to Omnia’s owned and operated Content, they represent a network of over 500 gaming influencers which they monetize via talent management services, e-commerce and content licensing. Management of the Company is of the view that Omnia’s experience in these areas are expected to help Enthusiast Gaming to introduce additional revenue streams to its existing portfolio of digital assets; and

5.	Improved Analytics for Advertising – The combined entity is expected to possess an extensive data set for mining which in turn is expected to drive improved analytics and an improved ability for advertisers to target specific demographics.

BUSINESS PRODUCTS AND SERVICES

Enthusiast Gaming’s products and services fall into the following principal business activities: media & content, esports & entertainment, and subscription.

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 100 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, and other video-gaming related content. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites and video channels (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Omnia owns content brands that matter to fans who love gaming and pop culture including BBC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is the #1 Fortnite community channel with more than 10 million subscribers on YouTube and nearly 2 million followers on Instagram attracting more than 25 million unique viewers a month. Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that has become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform is generating over two billion page views per quarter, and it’s video platform, operated by Omnia, is generating over seven billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply Side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising segment of Enthusiast Gaming’s business flows from the digital media publishing segment. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favourable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click Through Rate”, and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads on. As opposed to the historical process of using humans to negotiate the purchase and sale of ad space, the optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or “Click Through Rate”.

A large majority of Enthusiast Gaming’s revenue is derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their gross revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s subsidiary, Luminosity, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Apex Legends, Valorant, and Madden NFL. Luminosity’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming manages the Vancouver Titans and the Seattle Surge through a management services agreement with the majority owner.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

BUSINESS PRODUCTS AND SERVICES (Continued)

Esports and Entertainment (Continued)

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

Former Enthusiast started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

In November 2020 the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances include: Muselk (9.48M subscribers), NickEh30 (5.4M subscribers), Fresh (6.66M subscribers), Anomaly (2.92M subscribers, XQC (1.13M subscribers), NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK. The Company is an industry leader in B2B and consumer mobile gaming events. It owns and operates numerous successful networking events around the world with 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki and Seattle.

Subscription

The Sims Resource (“TSR”) is one of the world’s largest network of female gamers, and was recently ranked #7 on Quantcast’s Top 25 websites with the highest concentration of female audience in the United States (behind Oprah.com and Bravotv.com).

TSR operates on a subscription-based model and has a current subscriber base of approximately 130,000 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features, producing a recurring revenue stream from paid subscriptions of approximately USD$6.24 million on an annual run rate. At the time of the initial acquisition of TSR in April 2019, there were approximately 55,000 monthly subscribers.

In 2020 the Company launched similar subscription-based models on two owned and operated web properties, Escapist Magazine and Siliconera. The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

SEASONALITY

The Company’s media and content division is impacted by seasonality which is linked to advertiser spend and consumer events. Advertising seasonality is driven by two main factors, revenue per thousand impressions (“RPM”) and traffic, which are interlinked factors that are tied to seasonal periods of time throughout the year. These seasonal periods of time are linked to cultural holidays, commercial holidays or ad hoc events (e.g., election years).

Advertiser spend is impacted by their annual budgets, financial year-end date, cultural holidays, commercial holidays, ad hoc events, new brands, new campaigns and new products. Advertiser spend normally increases significantly for consumer spending events such as Black Friday, Christmas, Back to School, Valentine’s Day and Easter which result in a corresponding increase in RPM. Advertiser spend increases substantially in Q4 as Black Friday and the December holiday season approaches. Advertiser spend can differ from consumer spend as consumers have difference spending patterns and important events.

Q1 is typically the slowest part of the year as most spending occurs in Q4. As a result, Q1 normally reports the lowest media and content revenue and Q4 the highest media and content revenue. Q2 and Q3 media and content revenue varies depending on an advertiser’s financial year end, budgeted advertiser spend remaining and new brands, campaigns and products being promoted.

SIGNIFICANT ANNOUNCEMENTS DURING THE YEAR AND SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2020

Date	Description
January 27, 2020	The Company commenced trading on the TSX, graduating from the TSXV.
February 6, 2020	The Company announced record breaking attendance at its PG Connects mobile gaming event in London, United Kingdom which took place from January 20-21, 2020.
March 19, 2020	The Company announced that it has signed an exclusive representation agreement with MC PEDL, one of the largest Minecraft online communities in the world.
March 24, 2020	The Company announced that it has signed an exclusive advertising representation agreement with Fextralife, a video game news resource and gaming hub focused on the role-playing game (“RPG”) genre as well as innovative games.
March 26, 2020	The Company announced it has partnered with Twitch.tv on Twitch Stream Aid, a celebrity live stream marathon raising money for the COVID-19 Solidarity Response Fund for WHO to support the urgent fight against the COVID-19 pandemic.
April 8, 2020	The Company announced that it has launched its first Pocket Gamer Connects Digital conference, which took place from April 6 – 10, 2020 on its online event platform.
April 14, 2020	The Company announced it has partnered with Monkey Knife Fight (“MKF”), the fastest growing daily fantasy sports site in the world, to help promote and increase brand awareness of the platform. Enthusiast Gaming’s direct sales team collaborated with MKF to develop a customized, targeted advertising approach which activates its platform of gaming communities and network of esports influencers to engage the gamer demographic.
April 30, 2020	The Company announced it has partnered with Sinai Health Foundation and Deloitte Canada to use its diverse platform to build awareness of Sinai Live, the one-night only, live stream charity event held on May 2, 2020. Mount Sinai Hospital is internationally recognized for leading-edge research and world-class patient care, and is one of the hospitals in Toronto that has opened an Assessment Centre in the wake of COVID-19.
May 6, 2020	The Company announced a new partnership with leading gaming energy drink brand G FUEL, to build an integrated marketing campaign that leverages the full Enthusiast Gaming platform and its reach of over 200 million gamers. The multi-year partnership will utilize Enthusiast Gaming’s platform to help increase G FUEL’s brand awareness and continue to drive market share. This partnership is also monumental for Enthusiast Gaming and its esports organization, Luminosity Gaming, as it continues to validate its dominance within the gaming space.
May 11, 2020	The Company announced it has entered into a content creation partnership with GRAMMY® nominated artist ZHU. To celebrate the partnership, Enthusiast Gaming and its esports division,

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

Luminosity Gaming held a global live concert on May 14, 2020 featuring ZHU and Luminosity streamer and incognito DJ, Harley Fresh, aka “MrFreshAsian”.

May 20, 2020	The Company announced that the Vancouver Titans have entered into a new partnership agreement with Pizza Hut Canada designating Pizza Hut as the Official Pizza of the team and their fans.
June 9, 2020	The Company announced that its second installment of the Pocket Gamer Connects Digital (“PGC Digital”) event was in session at www.pgconnects.com/digital. With 1,300 registered attendees from 67 countries, PGC Digital #2 attracted some of the leading industry brand sponsors including: Facebook Gaming, Microsoft, Agora.io, Unity and AppsFlyer.
June 25, 2020	The Company announced that the Vancouver Titans renewed an agreement with Circle K that builds on their relationship from the Titans inaugural season.
July 28, 2020	The Company announced a new partnership with leading athletic tape brand, SpiderTech. The partnership will be seen across Enthusiast Gaming’s entire platform through user-generated content, and online entertainment and advertising, and extend to Luminosity Gaming and its esports sponsorships, influencer roster, events, and media advertising, building awareness and promoting SpiderTech’s leading edge athletic tape within the gaming community.
August 6, 2020	The Company announced it has received confirmation of a one-year extension on the terms of its $20,000,000 secured loan.
August 26, 2020	The Company announced that it will be participating in the virtual LD Micro 500 investor conference held from September 1-4, 2020.
August 31, 2020	The Company announced that it has completed the acquisition Omnia from Blue Ant and has closed an offering of common shares raising gross proceeds of $17,250,000.
September 16, 2020	The Company announced that it has added key industry leading media executives to its Senior Management Team. Enthusiast Gaming welcomed Thamba Tharmalingam as Chief Operating Officer, Warren Jansons as Senior Vice President, Revenue and James Jackson as Vice President, Engineering.
September 24, 2020	The Company announced that it has partnered with two international advocacy organizations, Global Citizen and HeadCount to promote the importance of voter registration and inspire action, across the Generation Z and Millennial cohorts.
October 1, 2020	The Company announced that once again, it will be hosting its Rising Stars reality competition, to discover the next gaming superstar. The grand prize winner will receive a USD $100,000 sponsorship with Luminosity Gaming and will be added to its roster.
November 3, 2020	The Company announced its next two esports and entertainment events, Enthusiast Gaming Live Experience 2020 (“EGLX 2020”) and Pocket Gamer Connects Digital (“PGC Digital”). EGLX 2020 is a free event and was live streamed from November 10 – 13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. PGC Digital is a registration only B2B event.
November 9, 2020	The Company announced that it has taken a significant step to enhance its investor profile by launching a new capital markets strategy focused on the United States (“US”). As a result, the Company has applied for and is in the process of preparing for a listing of its common shares on the NASDAQ Capital Market (“NASDAQ”).
November 12, 2020	The Company announced the launch of BCC Gaming, its first free ad-supported streaming television, or FAST, channel, which is available on Samsung TV Plus, Samsung’s free Smart TV video service, in the US.
November 19, 2020	The Company announced that it has launched its eighth series for Snapchat called “Luminosity Plays.” The weekly series, which aired its first episode on November 5, will feature content from some of the world’s top gamers on the Luminosity Gaming roster, including: Anomaly, Fresh, xQc and others.
November 25, 2020	The Company announced the EGLX 2020 digital event drew over 12 million viewers, totaling 53 hours of live streamed content during the event.
November 30, 2020	The Company announced it has entered into an amended and restated letter agreement with the Company’s lender on its secured loan, resulting in an increase in the total size of its credit facilities, under more flexible and growth-friendly terms.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

December 7, 2020	The Company announced that it has been ranked #7 on Forbes’ 2020 global list of “Most Valuable Esports Companies” (the “Forbes List”). The Forbes List was announced on December 5, 2020 and can be viewed on Forbes.com.
January 4, 2021	The Company announced that its owned and exclusive digital media property has been listed in the newly released Comscore ranking of Top 100 Properties in the United States. The ‘Comscore 100’ represents the largest owners of digital content across the internet, from social media to search to ecommerce giants such as Google Sites, Facebook and Amazon Sites. The list is a significant milestone for direct advertising sales, and also serves as a filter within programmatic ad buying platforms to ensure brands run on the highest-quality web sites.
January 18, 2021	The Company announced that it has signed Samsung to an integrated sponsorship deal, leveraging Enthusiast Gaming’s media, content, esports and entertainment platforms. The multi-platform sponsorship will utilize the breadth of Enthusiast Gaming’s reach in the coveted Gen Z and Millennial demographics, to help drive awareness and market share for Samsung’s gaming-focused computing components and accessories.
January 20, 2021	The Company is announced the voting results for the election of its Board of Directors, which took place at the Company’s Annual and Special Meeting of Shareholders (“AGSM”) held on January 20, 2021. All nominees as set forth in the Company’s management information circular dated December 23, 2020 (“Circular”) were elected as directors of Enthusiast Gaming at the AGSM. The shareholders of the Company approved and ratified the adoption of a proposed stock option plan, the grant of 743,671 options as described in the Circular, approved and ratified the adoption of a proposed Share Unit Plan and the grant of 1,251,162 restricted share units.
January 22, 2021	The Company announced that it has issued notice to the holders of the Company’s convertible debentures (the “Debentures”) to exercise the Company’s option to convert the outstanding Debentures into common shares of the Company. The Debentures were set to mature on December 31, 2021. Upon completion of the conversions, the principal amount outstanding on the date of the notice of $6 million will be converted into approximately 1,978,109 common shares.
February 10, 2021	The Company announced it has offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250.
February 16, 2021	The Company announced that it has signed exclusive monetization agreements with nine new, leading video game fan communities.
February 24, 2021	The Company announced the upcoming launch of a new premium online publication dedicated to the growing needs of today’s esports fan. Combining content elements from the Company’s two existing esports coverage outlets, Upcomer and Daily Esports, Enthusiast Gaming will relaunch one unified esports publication later this spring.
March 2, 2021	The Company announced record breaking registration at its most recent mobile games virtual event, Pocket Gamer Connects Digital #5 (“PGCD #5”), demonstrating the Company’s continued success pivoting its events and entertainment business to be able to thrive in a virtual format.
March 17, 2021	The Company announced that it has entered into a binding term sheet to acquire Vedatis SAS (“Vedatis”), owners of Icy Veins (www.icy-veins.com), for European Euro €7,000,000 in cash and stock, plus an earnout subject to certain milestones being achieved. Completion of the acquisition is conditional upon Enthusiast Gaming and Vedatis entering into a definitive agreement as well as the satisfaction of a number of customary conditions, including due diligence and TSX approval and is expected to close in Q2 2021. Icy Veins is one the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content. The platform provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of the Storm, Hearthstone and Overwatch.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

OVERALL PERFORMANCE

As further described in Description of Enthusiast Gaming Holdings Inc., although the Amalgamation between J55 and GameCo resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo. Accordingly, the consolidated financial statements are a continuation of the financial statements of GameCo. All prior period comparative amounts below are those of GameCo, and include the financial results of the Mergers and Acquisitions from their respective closing dates.

Summary of Financial and Operating Results

For the Three Months Ended December 31, 2020 and 2019

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019
	$	$
Total revenue	42,471,103	9,202,019
Cost of sales	34,376,977	6,196,785
Gross profit	8,094,126	3,005,234
Interest income	(10,853)	(18,761)
Operating expenses	12,524,904	15,362,369
Net loss and comprehensive loss for the period	(6,949,471)	(60,156,679)
Net loss and comprehensive loss for the period per share – basic and diluted	(0.06)	(1.55)

Revenue for the three months ended December 31, 2020 and 2019, was $42,471,103 and $9,202,019, respectively. The table below provides a breakdown of revenue for the indicated period:

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019
	$	$
Media and content (a)	39,576,494	5,380,939
Esports and entertainment (b)	1,233,413	2,923,021
Subscriptions (c)	1,661,196	898,059
Total revenue	42,471,103	9,202,019

(a)	Media and content revenue consists of advertising revenue on the Company’s web and video platforms, and content licensing revenue.

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events and the virtual EGLX 2020 event.

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties TSR, The Escapist, and Siliconera.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

OVERALL PERFORMANCE (continued)

Operating expenses for the three months ended December 31, 2020 and 2019 were $12,524,904 and $15,362,369 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019
	$	$
Professional fees (a)	809,201	57,732
Consulting fees (b)	2,079,999	3,922,414
Advertising and promotion (c)	707,183	985,647
Office and general (d)	800,876	969,892
Salaries and wages (e)	3,940,045	1,135,538
Technology support, web development and content (f)	1,336,671	1,028,912
Esports player, team and game expenses (g)	1,202,012	920,462
Foreign exchange loss (h)	57,562	103,853
Share based compensation (i)	(54,828)	3,563,825
Amortization and depreciation (j)	1,646,183	2,674,103
Total operating expenses	12,524,904	15,362,369

Notes:

(a)	Professional fees mainly relate to general corporate activities and are comprised of legal, audit, tax, and accounting fees. Professional fees increased during the three months ended December 31, 2020 due to an increase in legal fees and legal provisions.

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership, see Related Party Transactions, and include management consultants, IR services, and technology and data evaluation services. Consulting fees decreased during the three months ended December 31, 2020 as shares were issued to consultants during the three months ended December 31, 2019 which vested upon issuance and the Company was promoting the newly formed Company following the closing of the Mergers and Acquisitions in 2019.

(c)	A portion of the advertising and promotion expense relates to brand ambassadors who are compensated in both shares and cash. The Company had fewer brand ambassadors during the three months ended December 31, 2020, as compared to the same period in 2019.

(d)	The Company maintains two offices in Toronto, ON and an office in Los Angeles, California. Occupancy costs are included in office and general. Office and general costs decreased during the three months ended December 31, 2020 as the Company reduced redundant costs following the Mergers and Acquisitions.

(e)	The Company has a staff of approximately 90 people, as at December 31, 2019 the Company had a staff of approximately 50 people. The Company continues to hire additional staff to support its growth. Salaries and wages increased following the Mergers and Acquisitions.

(f)	Technology support, web development and content costs relate solely to the media and content division of the Company. Technology support, web development and content costs commenced following the Mergers and Acquisitions.

(g)	Esports player, team and game expenses relate to costs incurred in support of the Luminosity esports teams, including but not limited to player salaries, team housing and team travel. Esports player, team and game expenses increased during the three months ended December 31, 2020 as the Company had on average more esports players on its active roster during the three months ended December 31, 2019.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in transactions other than their respective functional currencies. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

OVERALL PERFORMANCE (Continued)

(i)	Share-based compensation is a non-cash expense which relates to options granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense decreased during the three months ended December 31, 2020 as no options were issued during the three months ended December 31, 2020 and stock-based compensation was reversed during the three months ended December 31, 2020 due to forfeitures.

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation decreased during the 3 months ended December 31, 2020 as certain intangibles arising from the Mergers and Acquisition closed in 2019 were fully amortized during the year.

For the Years Ended December 31, 2020, 2019 and 2018

Selected financial information for the Company for the indicated period is provided below:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	$	$	$
Total revenue	72,963,481	12,209,326	-
Cost of sales	54,294,967	7,245,000	-
Gross profit	18,668,514	4,964,326	-
Interest income	(102,158)	(677,276)	-
Operating expenses	35,520,104	25,399,717	384,105
Net loss and comprehensive loss for the year	(26,896,982)	(78,456,349)	(384,105)
Net loss and comprehensive loss for the year per share – basic and diluted	(0.32)	(2.07)	(0.02)

Revenue for the years ended December 31, 2020, 2019 and 2018, was $72,963,481, $12,209,326 and nil, respectively. The table below provides a breakdown of revenue for the indicated period:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	$	$	$
Media and content (a)	60,887,990	6,725,067	-
Esports and entertainment (b)	5,906,613	4,230,922	-
Subscriptions (c)	6,168,878	1,253,337	-
Total revenue	72,963,481	12,209,326	-

GameCo generated no revenue during the year ended December 31, 2018.

(a)	Media and content revenue consists of advertising revenue on the Company’s web and video platforms, and content licensing revenue.

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events and the EGLX event.

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties TSR, The Escapist, and Siliconera.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

OVERALL PERFORMANCE (Continued)

Operating expenses for the years ended December 31, 2020, 2019 and 2018 were $35,520,104, $25,399,717 and $384,105 respectively. Operating expenses increased significantly following the Mergers and Acquisitions. The table below provides a breakdown of operating expenses for the indicated period:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	$	$	$
Professional fees (a)	2,273,088	1,174,890	300,230
Consulting fees (b)	5,805,134	6,793,925	56,500
Advertising and promotion (c)	1,409,084	2,104,622	-
Office and general (d)	2,878,813	1,371,821	-
Salaries and wages (e)	9,131,447	1,794,054	-
Technology support, web development and content (f)	4,734,548	1,144,534	-
Esports player, team and game expenses (g)	3,446,652	1,728,525	-
Foreign exchange (gain) loss (h)	(13,832)	239,828	-
Share based compensation (i)	818,383	6,113,644	-
Amortization and depreciation (j)	5,036,787	2,933,874	-
Total operating expenses	35,520,104	25,399,717	384,105

Notes:

(a)	Professional fees mainly relate to general corporate activities and are comprised of legal, audit, tax, and accounting fees. Professional fees increased following the Mergers and Acquisitions.

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership, see Related Party Transactions, and include management consultants, IR services, and technology and data evaluation services. Consulting fees decreased during the year ended December 31, 2020 as shares were issued to consultants during the year ended December 31, 2019 which vested upon issuance, the Company was promoting the newly formed Company following the closing of the Mergers and Acquisitions in 2019 and the Master Services Agreement entered into on August 27, 2019 had a retroactive effective date of September 7, 2018.

(c)	A portion of the advertising and promotion expense relates to brand ambassadors who are compensated in both shares and cash. The Company had fewer brand ambassadors during the year ended December 31, 2020 as compared to the same period in 2019. During the year ended December 31, 2019 the Company held an esports related live experience event, no such events was held during the year ended December 31, 2020.

(d)	The Company maintains two offices in Toronto, ON and an office in Los Angeles, California. Occupancy costs are included in office and general. Office and general costs increased following the Mergers and Acquisitions.

(e)	The Company has a staff of approximately 90 people, as at December 31, 2019 the Company had a staff of approximately 50 people. The Company continues to hire additional staff to support its growth. Salaries and wages increased following the Mergers and Acquisitions.

(f)	Technology support, web development and content costs relate solely to the media and content division of the Company. Technology support, web development and content costs commenced following the Mergers and Acquisitions.

(g)	Esports player, team and game expenses relate to costs incurred in support of the Luminosity esports teams, including but not limited to player salaries, team housing and team travel. Esports player, team and game expenses commenced following the acquisition of Luminosity on August 27, 2019.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in transactions other than their respective functional currencies. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates.

(i)	Share-based compensation is a non-cash expense which relates to options granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. No options were issued during the year ended December 31, 2020.

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation expense relating to these Mergers and Acquisitions commenced following the closing dates.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

SELECT PRO FORMA OPERATING METRICS

The Company completed the acquisition of Omnia on August 30, 2020. The consolidated financial statements of the Company for the year ended December 31, 2020 include the financial results of Omnia from August 30, 2020 to December 31, 2020. References to “pro forma” figures herein will assume the acquisition of Omnia took place on the first day of the respective period. The Company is providing pro forma quarterly information for 2020 as a number of mergers and acquisitions closed in the second half of 2019 reduce the comparability of year-over-year figures.

Select Pro Forma Operating Metrics: Quarterly and year ended December 31, 2020
Pro Forma for Omnia Acquisition
	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Fiscal Year 2020
Total Views (millions)	9,201	12,485	10,554	9,852	42,092
Web pageviews	2,296	3,119	2,427	2,522	10,364
Video views	6,905	9,366	8,127	7,330	31,728
Paid Subscibers (thousands - as at end of period)	92	111	112	122	122

QUARTERLY RESULTS OF OPERATIONS

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020
	$	$	$	$	$	$	$	$
Total revenue	-	-	3,007,307	9,202,019	7,134,336	7,029,096	16,328,946	42,471,103
Revenue per viewer	-	-	$0.10	$0.13	$0.10	$0.12	$0.26	$0.52
Interest income	-	68,223	590,292	18,761	61,523	15,007	14,775	10,853
Operating expenses	371,978	1,856,371	7,808,999	15,362,369	7,325,729	7,491,479	8,177,992	12,524,904
Net loss and comprehensive loss	(371,978)	(1,788,148)	(16,139,544)	(60,156,679)	(5,364,312)	(6,549,732)	(8,033,467)	(6,949,471)
Loss per share – basic and diluted	(0.02)	(0.08)	(0.42)	(1.55)	(0.07)	(0.09)	(0.10)	(0.06)

Due to seasonality, the results of operations for any quarter are not necessarily indicative of the results of operations for the fiscal year, see Seasonality. The results of operations for any quarter are also impacted by the closing dates of the Mergers and Acquisitions, see Description of Enthusiast Gaming Holdings for these closing dates.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the year ended December 31, 2020

Net cash used in operating activities for the year ended December 31, 2020, was $15,292,958 (December 31, 2019 – $16,070,723). This was significantly due to the net loss of $26,852,332, and was decreased by items not affecting cash such as amortization and depreciation of $5,036,787, share-based compensation of $818,383, interest and accretion of $1,868,063, capitalized interest and success fee of $1,494,910, loss on modification of long-term debt of 1,140,320, loss on conversion of convertible debentures of $49,002, share of loss from investment in associates of $2,057,135, provisions of $47,716, a foreign exchange loss of $16,409 and shares for services of $441,613 and increased by items not affecting cash such as deferred income tax recovery of $83,786, a gain on the change in fair value of investments of $183,951, a gain on a player buyout of $204,764 and lease payments of $404,958. These non-cash items were collectively were offset by changes in working capital including an increase in accounts receivable of $7,114,118, an increase in income tax receivable of $292,492, an increase in prepaid expenses of $1,777, an increase in accounts payable and accrued liabilities of $6,896,882, and a decrease in contract liabilities of $22,000. For the year ended December 31, 2019, net cash used in operating activities was attributable to the net loss of $78,546,427, which was decreased by items not affecting cash such as amortization and depreciation of $2,933,874, share-based compensation of $6,113,644, interest and accretion of $1,444,017, capitalized interest and success fee of $1,102,690, listing expense of $6,829,371, goodwill impairment on acquisition of businesses of $46,170,418, a foreign exchange loss of $100,540, shares for services of $1,770,090, share of loss from investment in associates of $746,424, a loss on the change in fair value investments of $57,708 and increased by items not affecting cash such as deferred income tax recovery of $995,715, a gain on a player buyout of $448,399 and lease payments of $87,159. These non-cash items were collectively were offset by changes in working capital including an increase of trade and other receivables of $3,593,513, a decrease in prepaid expenses of $75,827, a decrease in accounts payable and accrued liabilities of $689,483 and an increase in contract liabilities of $1,031,352.

Net cash provided by financing activities for the year ended December 31, 2020, was $18,591,807 (December 31, 2019 – $51,304,311). This was attributable to proceeds from the issuance of shares for an offering of $15,609,256 (net of transaction costs), proceeds from the exercise of warrants of $2,728,015, proceeds from the exercise of options of $228,536 and proceeds from long-term debt of $26,000 (net of transaction costs). For the year ended December 31, 2019, net cash provided by financing activities was attributable to proceeds from shares issued for subscription receipts of $23,201,002 (net of transaction costs), proceeds from the issuance of convertible debentures of $9,345,004 (net of transaction costs), proceeds from the exercise of warrants of $382,418, proceeds from the exercise of options of $21,837 and proceeds from long-term debt of $9,345,004 (net of transaction costs).

Net cash used in investing activities for the year ended December 31, 2020 was $12,170,952 (December 31, 2019 – $26,224,771). This was due to cash paid for acquisitions of $10,500,000, investment in associates of $2,169,750, payment of a deferred payment liability of $659,832 and acquisitions of property and equipment of $7,259 which were offset by proceeds from a disposal of investment of $680,000, proceeds from a disposal of intangible assets $204,764 and business acquisition of $281,125 (net of cash acquired). For the year ended December 31, 2019, net cash used in investing activities was attributable to business acquisitions of $9,051,864 (net of cash acquired), a deferred liability payment $11,965,500, cash paid for acquisitions of $6,116,972, and acquisitions of property and equipment of $139,294, acquisition of intangibles of $64,940 which were offset by proceeds from a disposal of intangible assets of $1,113,799.

For the years ended December 31, 2020 and 2019, the Company had a net decrease in cash of $8,887,899 and a net increase in cash of $9,056,668, respectively. As a result, the Company had a cash balance as at December 31, 2020 and 2019 of $4,323,823 and $13,211,722, respectively.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity

Selected financial information about the Company’s financial position as at the indicated dates is provided below:

	December 31, 2020	December 31, 2019
	$	$
Cash	4,323,823	13,211,722
Total assets	222,321,234	169,343,787
Total liabilities	80,450,177	50,687,088
Share capital, shares to be returned to treasury, warrant reserve, contributed surplus and accumulated other comprehensive income	240,156,589	197,587,231
Retained earnings (deficiency)	(98,285,532)	(78,930,532)
Working capital	(7,304,839)	11,060,812

Total liabilities at each reporting date is broken down as follows:

	December 31, 2020	December 31, 2019
	$	$
Accounts payable and accrued liabilities	23,602,547	7,423,396
Contract liabilities	1,625,594	1,647,594
Income tax payable	-	2,415
Current portion of long-term debt	1,250,000	-
Current portion of deferred payment liability	636,600	1,208,413
Current portion of convertible debentures	7,546,453	-
Current portion of lease contract liability	578,330	193,366
Long-term debt	21,651,956	19,691,220
Long-term lease contract liability	2,308,336	548,846
Long-term portion of convertible debentures	-	7,015,820
Vendor-take-back loan	5,559,250	-
Deferred payment liability	529,124	473,413
Deferred tax liability	15,161,987	12,482,605
Total liabilities	80,450,177	50,687,088

See Subsequent Events for proceeds raised and settlement of liabilities subsequent to the year ended December 31, 2020.

Capital Management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and adjusts it in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2020. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14 of the consolidated financial statements for the year ended December 31, 2020.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Bought Deal Prospectus Offering

On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250. The Company incurred cash share issuance cost of $2,589,736 relating to the offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

The following table sets forth the anticipated use of the net proceeds received by the Company in connection with the February 10, 2020 offering:

Use of Net Proceeds
$
Reduction of long- term debt (revolving portion) (1) (2)	13,773,470
Debt servicing (3)	1,160,000
Capital expenditures (4)	1,000,0000
Unallocated working capital and future acquisitions (5)	23,929,044
Total	39,862,514

Notes:

(1)	Represents the revolving portion of the Company’s long-term debt facilities. These amounts would be available for use by the Company in future periods however the Company does not intend to draw on these facilities in the twelvemonth period following the closing of the February 10, 2021 offering.

(2)	Incurred in August 2019 by GameCo for the purposes of (i) working capital and (ii) to finance future acquisitions.

(3)	Represents the estimated cash interest and other debt servicing charges to be payable by Enthusiast Gaming in relation to its outstanding long-term debt facilities (after considering the reduction) in the twelve-month period following the closing of the February 10, 2021 offering.

(4)	Represents the estimated cash capital contributions Enthusiast Gaming may provide to its investments in associates. Enthusiast Gaming can reallocate such funds in order to satisfy operating cash flow requirement if required. Failure to pay such cash capital contributions if and when requested by Enthusiast Gaming’s associates could result in certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement which are not expected to affect Enthusiast Gaming’s available cash.

(5)	The Company intends to use $23,716,962 from the February 10, 2021 offering to pursue its growth strategies, which may include value-enhancing acquisitions and/or potential strategic partnerships, and the funding of capital and operating expenditures necessary for the Company’s growth plans as well as to strengthen its financial position. As a result of the Company’s anticipated growth and the fact that it operates in a dynamic and rapidly-evolving market, the Company does not believe it can provide meaningful approximate amounts of the proceeds that will be allocated to each of these purposes. As such, the Company has not specifically allocated these amounts among these purposes as at the date of this MD&A. The Company expects that a significant portion of these amounts will be allocated to future acquisitions. Such decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time.

While the Company anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. While actual expenditures may in fact differ from these amounts and allocations, in any event the net proceeds will be used by the Company in furtherance of its business.

The Company has historically had negative cash flows from operating activities and has historically incurred net losses. The Company expects, following the February 10, 2021 offering, to be able to meets is cash needs for the twelve-month period following the February 10, 2021 offering. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Share Capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

Immediately following the completion of the Mergers and Acquisitions in 2019 as described in Note 5 of the consolidated financial statements, the Company consolidated its share capital on a 1:8 basis on August 30, 2019. All references to share and per share amounts in the consolidated financial statement have been restated to reflect the share consolidation.

2020 share capital activity:

(i)	During the year ended December 31, 2020, the Company received proceeds of $2,728,015 from the exercise of 3,109,589 common share purchase warrants. The fair value assigned to these warrants of $7,907,396 was reclassified from warrant reserve to share capital.

(ii)	(ii) During the year ended December 31, 2020, the Company received proceeds of $228,536 from the exercise of 823,937 stock options. The fair value assigned to these options of $2,763,543 was reclassified from contributed surplus to share capital.

(iii)	On August 6, 2020, the Company completed an offering of 11,500,000 common shares at a price of $1.50 per common share for gross proceeds of $17,250,000. The Company incurred a 6% commission on the gross proceeds received from the offering and incurred cash share issuance of $1,640,744 relating to the offering.

(iv)	On August 31, 2020, the Company issued 18,250,000 common shares in connection with the closing of the Omnia SPA.

(v)	On July 21, 2020, 1,071,876 common shares were returned to treasury.

(vi)	In December 2020, the Company issued 136,649 common shares from the conversion of convertible debentures.

(vii)	On December 29, 2020, the Company issued 91,009 common shares for services performed by a consultant. The common shares issued were valued based on the fair value of the services provided. The value assigned to the shares issued of $200,162 was recorded in share capital and consulting fee expense.

2019 share capital activity:

(i)	In March 2019, the Company issued an aggregate of 10,416,750 subscription receipts (each, a “Subscription Receipt”) at an issue price of $2.40 per Subscription Receipt for total gross proceeds of $25,000,200. The Subscription Receipts are governed by the terms and conditions of a Subscription Receipt Agreement dated March 20, 2019 between the Company, Canaccord Genuity Corp. (the “Agent”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). The Company incurred cash share issuance costs of $1,799,198 and initially recorded the net proceeds of $23,201,002 as shares to be issued. The Company also issued 151,251 common shares at a deemed price of $3.60 per share to the Agent on August 30, 2019 for services provided which are recorded in share capital and share issuance costs. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance of the convertible debenture. On August 30, 2019, the Subscription Receipts were converted into common shares upon the closing of the Amalgamation and the net proceeds held by the Subscription Receipt Agent were released to the Company. The net proceeds were reallocated to share capital from shares to be issued following the conversion of the Subscription Receipts into common shares.

(ii)	On April 8, 2019 and March 21, 2019, the Company issued 24,609 and 23,542 common shares respectively at a deemed price of $2.40 per shares for services provided. The price of $2.40 per share was based on the Subscription Receipt transaction which occurred near this share issuance date. The value assigned to the shares issued of $115,562 was recorded in share capital and advertising and promotion expense.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Share Capital (continued)

2019 share capital activity:

(iii)	On April 15, 2019, the Company issued 520,833 common shares at a deemed price of $2.40 per share for services to be provided. The price of $2.40 per share was based on the Subscription Receipt transaction which occurred near this share issuance date. These common shares are subject to a two-year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 30% six months after the closing of go-public transaction; (iii) 30% fifteen months after the closing of go-public transaction; and (iv) 30% twenty-four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $701,379 by taking into account the time release restrictions. As the common shares vested upon issuance the fair value assigned to the common shares has been recorded in advertising and promotion expense during the year ended December 31, 2019.

(iv)	On July 26, 2019, the Company issued 166,667 common shares at a deemed price of $3.60 per shares for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance date of the convertible debenture. These common shares are subject to a two-year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 20% six months after the closing of go-public transaction; (iii) 20% twelve months after the closing of go-public transaction; (iv) 25% eighteen months after the closing of go-public transaction and (v) 25% twenty-four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $368,460 by taking into account the time release restrictions. As the common shares vest over the 24-month period the services are to be rendered the Company recorded the value assigned to the common shares issued to prepaid expenses and is amortizing the prepaid balance on a straight-line basis over the service term. The Company recognized $184,230 (December 31, 2019 - $79,600) in advertising and promotion expense during the year ended December 31, 2020. As at December 31, 2020, the current portion and long-term portion of the prepaid expense is $104,630 (December 31, 2019 - $184,230) and $Nil (December 31, 2019 - $104,630) respectively.

(v)	On August 27, 2019, the Company issued 7,500,000 common shares in connection with the closing of the Acquisition.

(vi)	On August 28, 2019, the Company issued 16,406 common shares at a deemed price of $3.60 per share for services provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance of the convertible debenture. The value assigned to the shares issued of $59,063 was recorded in share capital and advertising and promotion expense.

(vii)	On August 30, 2019, the Company issued 1,900,000 common shares in connection with the closing of the Amalgamation.

(viii)	On August 30, 2019, the Company issued 27,607,076 common shares in connection with the closing of the Arrangement.

(ix)	On August 30, 2019, the Company issued 2,777,777 common shares in connection with the conversion of the convertible debenture.

(x)	On August 30, 2019, the Company issued 416,666 common shares at a deemed price of $3.60 per share for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance of the convertible debenture. These common shares are subject to a two-year lock period and released in 17% instalments every six months after the closing of the go-public transaction. The Company estimated the fair value of the common shares issued to be $814,486 by taking into account the time release restrictions. As the common shares vested upon issuance the fair value assigned to the common shares has been recorded in advertising and promotion expense during the year ended December 31, 2019.

(xi)	On October 3, 2019, the Company issued 304,147 common shares in connection with the closing of the Steel SPA.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Share Capital (continued)

2019 share capital activity:

(xii)	During the year ended December 31, 2019, the Company received proceeds of $382,418 from the exercise of 347,803 common share purchase warrants. The fair value assigned to these warrants of $882,345 was reclassified from warrant reserve to share capital.

(xiii)	During the year ended December 31, 2019, the Company received proceeds of $21,837 from the exercise of 41,696 stock options. The fair value assigned to these options of $135,601 was reclassified from contributed surplus to share capital.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding at the following dates:

	March 22, 2021	December 31, 2020	December 31, 2019
Common shares	115,861,797	104,930,981	72,091,673
Warrants, convertible into common shares	-	-	7,444,961
Options, convertible into common shares	3,189,296	2,734,073	3,744,095
Restricted share units	1,251,162	-	-
Convertible debentures, convertible into common shares	-	2,835,289	2,970,297
Total	120,302,255	110,500,343	86,251,026

RELATED PARTY TRANSACTIONS

The Company's key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation include the fair value of stock options vested during the year.

Compensation provided to key management during the period is as follows:

	December 31, 2020	December 31, 2019
Short-term benefits	$1,771,299	$1,096,858
Share-based compensation	737,308	2,331,854
	$2,508,607	$3,428,712

A summary of other related party transactions is as follows:

	December 31, 2020	December 31, 2019

Total transactions during the period:
Revenue	$2,386,929	$2,140,940
Cost of sales	55,928	-

Expenses
Consulting fees	2,426,990	1,471,055
Advertising and promotion	338,838	-
Interest and accretion	323,841	-
Share of loss from investment in associate	2,057,135	746,424

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

RELATED PARTY TRANSACTIONS (continued)

A summary of related party balances is as follows:

	December 31, 2020	December 31, 2019

Balances receivable (payable):
Investment in associate	$1,026,909	$914,295
Trade and other receivables	4,651,059	1,337,150
Loans receivable	148,660	159,287
Accounts payable and accrued liabilities	(686,480)	-
Contract liabilities	(72,343)	-
Vendor-take-back loan	(5,559,250)	-

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the year ended December 31, 2020, the Company recognized management revenue of $1,535,331 (December 31, 2019 - $2,140,940) relating to the Management SA, and recognized consulting expenses of $2,080,216 (December 31, 2019 - $1,471,055) relating to the Master SA. As at December 31, 2020, a balance of $422,642 (December 31, 2019 - $669,885) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the year ended December 31, 2020, the Company recognized media advertising revenue in the amount $206,940 (December 31, 2019 - $Nil) and recognized advertising and promotional expense of $277,338 (December 31, 2019 - $Nil). As at December 31, 2020, a balance of $72,343 (December 31, 2019 - $Nil) is included in contract liabilities for media advertising services to be provided by the Company.

During the year ended December 31, 2020, the Company recognized cost of sales of $30,136 (December 31, 2019 - $Nil) from AIG eSports LP and $25,792 (December 31, 2019 - $Nil) from Surge eSports LLC respectively relating to team sponsorships fees. As at December 31, 2020, a balance of $30,079 (December 31, 2019 - $Nil) and $24,531 (December 31, 2019 - $Nil) is due to AIG eSports LP and Surge eSports LLC respectively which is included in accounts payable and accrued liabilities.

As at December 31, 2020, trade and other receivables include $3,238,915 (December 31, 2019 - $667,265) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

RELATED PARTY TRANSACTIONS (continued)

On August 30, 2020, the Company completed the Omnia acquisition, following the acquisition Blue Ant and its affiliated companies are related parties to the Company. Since the Omnia acquisition date of August 30, 2020, the Company earned media revenue of $644,658 from Blue Ant and its affiliated companies. As at December 31, 2020, the Company has trade and other receivables of $741,403 due from Blue Ant and its affiliated companies. As at December 31, 2020, the Company and has accounts payable and accrued liabilities of $380,152 due to Blue Ant and its affiliated companies which includes the estimated working capital adjustment payable of $30,888. See Note 17 of the consolidated financial statement for information relating to the VTB loan payable to Blue Ant.

During the year ended December 31, 2020, the Company recognized consulting expenses of $73,916 (December 31, 2019 - $Nil) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at December 31, 2020, a balance of $14,012 (December 31, 2019 - $Nil) is included in account payable and accrued liabilities.

During the year ended December 31, 2020, the Company recognized advertising and promotion expense of $61,500 (December 31, 2019 - $Nil) to MKTG Canada Inc., a company in which a director of the Company was the chief executive officer.

During the year ended December 31, 2020 the Company recognized $272,858 (December 31, 2019 - $Nil) in consulting fees relating to board of director and committee fees to directors and officers. As at December 31, 2020, a balance of $237,706 (December 31, 2019 - $Nil) is included in account payable and accrued liabilities.

As at December 31, 2020, the Company has other receivables due from the Chief Corporate Officer of $248,099 (December 31, 2019 - $Nil) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

As at December 31, 2020, the Company has loans receivable due from the President, Chief Corporate Officer and former esports President in the amount of $96,004 (December 31, 2019 - $98,557), $52,656 (December 31, 2019 - $53,715) and $Nil (December 31, 2019 - $7,015) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 5 of the consolidated financial statements for information relating to the Amalgamation.

See Note 8 of the consolidated financial statements for information relating to an investment in an associate controlled by a related party.

See Note 21 of the consolidated financial statements for information relating to stock options issued to certain officers and directors of the Company.

SUBSEQUENT EVENTS

(i)	Between January 5, 2021 and January 21, 2021 debentures holders converted $2,600,000 of convertible debentures into 857,180 common shares of the Company.

(ii)	Between January 8, 2021 and March 10, 2021, 283,173 stock options were exercised resulting on gross proceeds of $589,660 to the Company.

(iii)	On January 18, 2021 and February 3, 2021, the Company was advanced $441,921 and $502,866 respectively on Facility A and B. On February 12, 2021, the Company repaid Facility A and B principal balances of $13,773,470. .

(iv)	On January 20, 2021, USD $500,000 of the Steel Media deferred payment liability was settled by the Company issuing 429,354 common shares.

(v)	On January 21, 2021, the Company issued notice to the holders of the convertible debentures to exercise the Company’s option to convert the outstanding convertible debentures into common shares of the Company. Through the notice, $6,000,000 of convertible debentures were converted into 1,978,109 common shares of the Company on January 27, 2021.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

SUBSEQUENT EVENTS (Continued)

(vi)	On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) and the issuance of 743,671 stock options and 1,251,162 to Restricted Share Units (“RSUs”) to directors, officers and management.

The 743,671 stock options are exercisable at $3.20 and expire December 9, 2025, 304,709 stock options vests on January 20, 2021, 247,890 stock options will vest on January 20, 2022 and 191,072 stock options will vest on January 20, 2023.

Regarding the 1,251,162 RSUs granted, 530,692 RSUs vest on January 20, 2021, 417,054 RSUs will vest on January 20, 2022 and 303,416 RSUs will vest on January 20, 2023.

(vii)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250. The Company incurred cash share issuance cost of $2,589,736 relating to the offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

(viii)	On March 16, 2021, the Company entered into a binding term sheet to acquire Vedatis SAS (“Vedatis”), owners of the web property Icy Veins, for European Euro €7,000,000 in cash and common shares of the Company, plus an earn-out subject to certain milestone being achieved. Completion of the acquisition is conditional upon the Company and Vedatis entering into a definitive agreement as well as the satisfaction of a number of customary conditions, including due diligence and TSX approval.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

INVESTOR RELATIONS

Investor relations were performed by the Company for the year ended December 31, 2020.

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues by pillar are summarized below for the year ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Media and content	$60,887,990	$6,725,067
eSports and entertainment	5,906,613	4,230,922
Subscription	6,168,878	1,253,337
	$72,963,481	$12,209,326

Revenue, in Canadian dollars, in each of these geographic locations for the year ended December 31, 2020 and 2019 are as below:

	December 31, 2020	December 31, 2019

Media and content	$60,887,990	$6,725,067
Esports and entertainment	5,906,613	4,230,922
Subscription	6,168,878	1,253,337
	$72,963,481	$12,209,326

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

SEGMENTED INFORMATION (Continued)

The non-current assets, in Canadian dollars, in each of the geographic locations as at December 31, 2020 and 2019, are as below:

	December 31, 2020	December 31, 2019

Canada	$140,113,284	$143,050,878
USA	50,338,388	410,330
England and Wales	3,934,877	4,346,583
	$194,386,549	$147,807,791

ADOPTION OF NEW OR AMENDED STANDARDS

IFRS 3, Business Combinations (amendment):

In October 2018, the IASB issued amendments to IFRS 3, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board in December 2018. The amendments clarify the definition of a business, permitting a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments were effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 with earlier application permitted. Effective January 1, 2020, the Company adopted the amendments to IFRS 3.

No other new standards, interpretations or amendments were adopted during the year ended December 31, 2020.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful life of long-lived assets, income taxes, the fair value of share-based payments, right-of-use asset and lease contract liability, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market and recognition of revenue on a gross versus net basis. These estimates and judgments are further discussed below:

(a)	Goodwill impairment testing and recoverability of assets

The Company has five CGUs and reviews the value in use versus the carrying value both in total and for each of the individual assets. The recoverable amount of the CGU was estimated based on an assessment of value in use using a discounted cash flow approach. In determining the estimated recoverable amounts, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and in the discount rate applied.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(b)	Identification and valuation of intangible assets acquired in business combinations (Continued)

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(c)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(d)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(f)	Right-of-use assets and lease contract liability

The Company has applied judgement to determine the incremental borrowing rate and the lease term for some lease contracts in which it is a lessee that include renewal options, which significantly affects the amount of lease contract liability and right-of-use assets recognized.

(g)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on 1) 12-month expected credit losses or 2) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(h)	Fair value measurement of an investment not quoted in an active market

The fair value of an investment that is not quoted in an active market requires the use of judgments and estimates by management. Management used the valuation techniques and inputs outlined in Note 7 using all available data on the investment and market conditions at the date of these financial statements. Changes in these assumptions and conditions could result in changes of the reported fair value of this investment.

(i)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at year-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at year-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET APPLIED

The Company is not aware of any proposed accounting standards or amendments that would have a significant effect on the consolidated financial Statements for the year ended December 31, 2020.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, deferred payment liability, convertible debentures and VTB loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company's investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at December 31, 2020, the investment in Addicting Games is accounted for at Level 3.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Fair values (Continued)

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	December 31, 2020	December 31, 2019

Interest income	$(102,158)	$(677,276)
Interest and accretion expense	5,236,482	2,825,793
Net interest expense	$5,134,324	$2,148,517

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	December 31, 2020	December 31, 2019

Trade receivables aging:
0-30 days	$16,461,821	$3,774,073
31-60 days	846,232	986,702
61-90 days	537,836	118,983
Greater than 90 days	737,696	636,258
	18,583,585	5,516,016
Expected credit loss provision	(67,466)	(357,920)
Net trade receivables	$18,516,119	$5,158,096

The movement in the expected credit loss provision can be reconciled as follows:

	December 31, 2020	December 31, 2019

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(357,920)	$-
Expected credit loss provision, Mergers and Acquisitions	-	(357,920)
Increase in provision for expected credit loss	(28,725)	-
Write-offs	319,174	-
Effect of movement in exchange rates	5	-
Expected credit loss provision, ending balance	$(67,466)	$(357,920)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at December 31, 2020:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.18%	0.58%	1.02%	3.62%
Trade receivables	$18,583,585	$16,461,821	846,232	$537,836	$737,696
Expected credit loss provision	$67,466	$30,388	$4,876	$5,502	$26,700

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit risk (continued)

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 67.02% (December 31, 2019 – 14.81%) of trade receivables as at December 31, 2020 and 64.09% (December 31, 2019 – 22.55%) of revenues for the year ended December 31, 2020.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company's contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments. A portion of the deferred payment liability and long-term debt was settled subsequent to year-end and all the convertible debentures were settled subsequent to year-end, see Subsequent Events.

	Less than 1 year	One to two years	Two to three years	More than three years	Total
Accounts payable and accrued liabilities	$23,602,547	$-	$-	$-	$23,602,547
Contract liabilities	1,625,594	-	-	-	1,625,594
Deferred payment liability	636,600	636,600	-	-	1,273,200
Lease contract liability	678,911	567,822	582,005	1,366,112	3,194,850
Long-term debt	1,250,000	21,578,682	-	-	22,828,682
Convertible debentures	8,600,000	-	-	-	8,600,000
Vendor-take-back loan	-	-	5,750,000	-	5,750,000
	$36,393,652	$22,783,104	$6,332,005	$1,366,112	$66,874,873

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US and UK denominated trade receivables, accounts payable and cash. As at December 31, 2020, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $123,000 and $60,000 decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% will result in a $114,000 change in the annual interest expense.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

COMMITMENTS

The Company has the following payment commitments with respect to advertising and promotion and other contractual obligations:

Not later than one year	$791,000
Later than one year and not later than five years	150,000
$941,000

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8 of the consolidated financial statements, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed and have certified on the operating effectiveness of internal controls as at December 31, 2020.

There have been no material changes in the Company’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure Controls and Procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at December 31, 2020, and have concluded that these controls and procedures were appropriately designed.

RISKS AND UNCERTAINTIES

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development. Risks and uncertainties are discussed in great detail in the Company’s Annual Information Form available on SEDAR at www.sedar.com.

The risks presented in the Annual Information Form may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this MD&A and the consolidated financial statements for the years ended December 31, 2020 and 2019, each of which are available on SEDAR, and other filings the Company has made and may make in the future with the applicable securities authorities, include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis
For the Year Ended December 31, 2020

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating and internal control matters. The Audit Committee receives a report from the independent auditors annually and is free to meet with them throughout the year.

ADDITIONAL INFORMATION

Additional information relating to the Company is available in the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019. Additional information can also be found in the investors section of the Company’s website at www.enthusiastgaming.com or on the Company’s SEDAR profile at www.sedar.com including the most recently filed Annual Information Form and Management Information Circular.